Credit Suisse Securities (USA) LLC

UBS Securities LLC

Banc of America Securities LLC

Deutshe Bank Securities Inc.

J.P. Morgan Securities Inc.

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

January 26, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Edward M. Kelly, Pamela A. Long, Jenn Do and Jeanne K. Baker

Re:       H&E Equipment Services, Inc. (the “Company”) Registration Statement on Form S-1 (Reg. No. 333-128996)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 4:00 p.m., (New York time) on January 30, 2006 or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from January 17, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 17, 2006:

Number of prospective underwriters:	5
Number of prospectuses distributed to underwriters:	approximately 16,017
Number of prospectuses distributed to institutions:	approximately 3,070

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
UBS SECURITIES LLC
BANC OF AMERICA SECURITIES LLC
DEUTSHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES INC.

By:	CREDIT SUISSE SECURITIES (USA) LLC, as authorized representative

By:	/s/ M. Corey Whisner
Name: M. Corey Whisner
Title: Director